Exhibit 99.1

Huize Holding Limited Reports Second Quarter 2025 Unaudited Financial Results

SHENZHEN, China, September 12, 2025 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers, and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Financial and Operational Highlights

•

Remarkable business performance: First year premiums (“FYP”) recorded solid growth of 73.1% from RMB651.5 million in the second quarter of 2024 to RMB1,127.9 million in the second quarter of 2025. Gross written premiums (“GWP”) also surged 34.4% year-over-year to RMB1,796.5 million in the second quarter of 2025. The notable business performance was driven primarily by our high-quality customer base, continuously robust persistency ratios, and the wide-range of insurance product offerings that cater for different protection needs of our clients.

•

Robust revenue growth and ongoing efficiency gains underpinned solid profitability: Total revenue reached RMB396.7 million in the second quarter of 2025, increased by 40.2% year-over-year. Our expense-to-income ratio improved significantly from 40.5% in the second quarter of 2024 to 23.9% in the second quarter of 2025, mainly reflecting our cost-optimization initiatives and the deployment of our proprietary AI to improve productivity. As a result, we achieved a GAAP net profit attributable to common shareholders of RMB10.9 million over the quarter.

•

The cumulative number of insurance clients served increased to 11.4 million as of June 30, 2025. Huize cooperated with 146 insurer partners in mainland China and internationally, including 84 life and health insurance companies and 62 property and casualty insurance companies, as of June 30, 2025.

•	As of June 30, 2025, cash and cash equivalents were RMB238.5 million (US$33.3 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “We are pleased to deliver another quarter of remarkable results, with operating revenue hitting a 3-year high of RMB397 million and GAAP net profit attributable to common shareholders of RMB10.9 million. Gross written premiums and first-year premiums facilitated on our platform maintained solid growth momentum, rising 34.4% year-over-year to RMB1,796 million and 73.1% year-over-year to RMB1,128 million, respectively, and in the second quarter.”

“Acquiring and serving high-quality, mass-affluent customers remains our core focus. In the second quarter, the average age of customers who purchased long-term insurance products was 35.2 years, with 65.4% residing in higher-tier cities. By the end of May, our 13th and 25th month persistency ratios for long-term life and health insurance products stood at industry-high levels of more than 95%, reflecting strong user loyalty to our comprehensive, customized products.”

“To meet the lifelong protection needs of our customers, we continued to co-develop and launch differentiated, customized products with our insurer partners. Against a backdrop of preference for steady financial planning and an aging population, our early move in participating products has delivered strong progress. Centered on client wealth-management needs, we introduced the ‘Bliss (Golden Edition)’ annuity, offering superior and sustainable wealth-planning solutions. We have also jointly launched ‘Xiao Shen Tong 7.0’ children’s accident insurance with Ping An Property & Casualty Insurance, and jointly launched ‘Little Scholar 2.0 Pro’ student accident & medical insurance with PICC Property & Casualty, delivering multi-dimensional and comprehensive protection for children and students.”

“Our AI strategy has evolved into a systematic initiative centered around three progressive pillars: enhancing organizational efficiency, driving AI-powered operational processes, and exploring business model transformation. We are actively promoting the adoption of AI tools and fostering an AI-native culture to enhance efficiency across the organization. Notably, our expense-to-income ratio decreased significantly by 16.6 percentage points year-over-year, reaching 23.9% in the second quarter of 2025. We are also embedding AI into our core workflows, redesigning the entire user journey, from customer acquisition, conversion, to post-sales service. For instance, our AI-based intent recognition and product recommendation systems have driven a 50% year-over-year increase in self-directed policy purchases.”

“Our long-term vision is to build an AI-driven intelligent ecosystem that seamlessly connects users, insurers, and agents. By leveraging our proprietary AI technologies, we aim to redefine the value chain, enhance service quality and efficiency, and unlock new growth opportunities.”

Second Quarter 2025 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,796.5 million (US$250.8 million) in the second quarter of 2025, an increase of 34.4% from RMB1,336.9 million in the same period of 2024. Within GWP facilitated in the second quarter of 2025, FYP accounted for RMB1,127.9 million (or 62.8% of total GWP), an increase of 73.1% year-over-year. Renewal premiums accounted for RMB668.6 million (or 37.2% of total GWP), representing a decrease of 2.5% year-over-year.

Operating revenue was RMB396.7 million (US$55.4 million) in the second quarter of 2025, an increase of 40.2% from RMB283.0 million in the same period of 2024. The increase was primarily driven by the increase in FYP facilitated.

Operating costs

Operating costs were RMB287.8 million (US$40.2 million) in the second quarter of 2025, representing an increase of 48.1% from RMB194.4 million in the same period of 2024, primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB52.5 million (US$7.3 million) in the second quarter of 2025, representing an increase of 12.0% from RMB46.8 million in the same period of 2024, primarily due to an increase in staff compensation.

General and administrative expenses were RMB26.3 million (US$3.7 million) in the second quarter of 2025, representing a decrease of 47.1% from RMB49.7 million in the same period of 2024. This decrease was primarily due to a decrease in share-based compensation expenses, rental and utilities expenses and staff compensation related to workforce optimization.

Research and development expenses were RMB16.0 million (US$2.2 million) in the second quarter of 2025, representing a decrease of 11.8% from RMB18.1 million in the same period of 2024, primarily due to a decrease in staff compensation related to workforce optimization.

Net profit and non-GAAP net profit for the period

Net profit attributable to common shareholders was RMB10.9 million (US$1.5 million) in the second quarter of 2025, compared to net loss attributable to common shareholders of RMB23.3 million in the same period of 2024. Non-GAAP net profit attributable to common shareholders1 was RMB7.6 million (US$1.1 million) in the second quarter of 2025, compared to non-GAAP net loss attributable to common shareholders of RMB13.0 million in the same period of 2024.

[1]

Non-GAAP net profit attributable to common shareholders is a non-GAAP financial measure. For more information, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Cash and cash equivalents

As of June 30, 2025, the Company’s cash and cash equivalents amounted to RMB238.5 million (US$33.3 million), compared to RMB233.2 million as of December 31, 2024.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, September 12, 2025 (8:00 P.M. Beijing/Hong Kong Time on Friday, September 12, 2025). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Second Quarter 2025 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI3e35bb510fdd420aae37a9c8f42c9f59

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), X(https://x.com/huizeholding) and Webull(https://www.webull.com/quote/nasdaq-huiz).

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Manager

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Dolly Zhang

Phone: +852 6996 4179

Email: dolly.zhang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Condensed Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	233,207	238,500	33,293
Restricted cash	61,708	43,855	6,122
Short-term investments	5,000	3,203	447
Contract assets, net of allowance for doubtful accounts	71,085	77,029	10,753
Accounts receivables, net of allowance for impairment	157,080	200,987	28,057
Insurance premium receivables	1,763	1,846	258
Amounts due from related parties	995	1,086	152
Prepaid expense and other receivables	68,171	69,290	9,673

Total current assets	599,009	635,796	88,755

Non-current assets
Restricted cash	29,883	29,683	4,144
Contract assets, net of allowance for expected credit losses	28,435	32,959	4,601
Property, plant and equipment, net	47,083	42,475	5,929
Intangible assets, net	68,840	66,796	9,324
Long-term investments	66,716	61,623	8,602
Operating lease right-of-use assets	20,715	16,017	2,236
Goodwill	14,536	14,075	1,965
Other assets	8,981	2,747	383

Total non-current assets	285,189	266,375	37,184

Total assets	884,198	902,171	125,939

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	50,000	53,000	7,399
Accounts payable	202,054	252,500	35,248
Insurance premium payables	56,042	36,337	5,072
Other payables and accrued expenses	44,434	25,051	3,497
Payroll and welfare payable	41,005	41,883	5,847
Income taxes payable	2,575	5,450	761
Operating lease liabilities	16,743	15,008	2,095
Amount due to related parties	2,495	—	—

Total current liabilities	415,348	429,229	59,919

Non-current liabilities
Long-term borrowings	—	6,990	976
Deferred tax liabilities	14,875	13,949	1,947
Operating lease liabilities	24,082	17,040	2,379
Payroll and welfare payable	649	505	70
Accounts payable	—	5,028	702

Total non-current liabilities	39,606	43,512	6,074

Total liabilities	454,954	472,741	65,993

Shareholders’ equity
Class A common shares	63	63	9
Class B common shares	10	10	1
Treasury stock	(29,513)	(29,513)	(4,120)
Additional paid-in capital	909,930	909,930	127,021
Accumulated other comprehensive loss	(12,864)	(13,334)	(1,861)
Accumulated deficits	(458,886)	(456,597)	(63,738)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	408,740	410,559	57,312
Non-controlling interests	20,504	18,871	2,634

Total shareholders’ equity	429,244	429,430	59,946

Total liabilities and shareholders’ equity	884,198	902,171	125,939

Huize Holding Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	271,790	384,544	53,680	573,672	656,394	91,629
Other income	11,161	12,202	1,703	19,591	24,141	3,370

Total operating revenue	282,951	396,746	55,383	593,263	680,535	94,999

Operating costs and expenses
Cost of revenue	(187,469)	(286,236)	(39,957)	(405,361)	(495,248)	(69,134)
Other cost	(6,885)	(1,525)	(213)	(9,188)	(2,996)	(418)

Total operating costs	(194,354)	(287,761)	(40,170)	(414,549)	(498,244)	(69,552)

Selling expenses	(46,825)	(52,455)	(7,322)	(91,030)	(99,775)	(13,928)
General and administrative expenses	(49,669)	(26,258)	(3,665)	(72,301)	(48,163)	(6,723)
Research and development expenses	(18,099)	(15,970)	(2,229)	(32,479)	(29,441)	(4,110)

Total operating costs and expenses	(308,947)	(382,444)	(53,386)	(610,359)	(675,623)	(94,313)

Operating profit/(loss)	(25,996)	14,302	1,997	(17,096)	4,912	686

Other income/(expenses)
Interest income, net	1,096	770	107	2,320	1,445	202
Unrealized exchange (loss)/income	49	(622)	(87)	(244)	(769)	(107)
Investment loss	(1,511)	(1,583)	(221)	(3,836)	(1,369)	(191)
Others, net	2,954	446	62	4,904	1,182	165

Profit/(Loss) before income tax expense, and share of (loss)/income of equity method investee	(23,408)	13,313	1,858	(13,952)	5,401	755
Share of (loss)/income of equity method investee	345	(211)	(29)	(422)	(1,671)	(233)
Income tax expense	—	(3,272)	(457)	—	(3,424)	(478)

Net profit/(loss)	(23,063)	9,830	1,372	(14,374)	306	44

Net (loss)/profit attributable to non-controlling interests	286	(1,046)	(146)	2,067	(1,983)	(277)

Net profit/(loss) attributable to common shareholders	(23,349)	10,876	1,518	(16,441)	2,289	321

Net profit/(loss)	(23,063)	9,830	1,372	(14,374)	306	44
Foreign currency translation adjustment, net of tax	(2,623)	(1,023)	(143)	(1,124)	(470)	(66)

Comprehensive profit/(loss)	(25,686)	8,807	1,229	(15,498)	(164)	(22)

Comprehensive (loss)/income attributable to non-controlling interests	286	(1,046)	(146)	2,067	(1,983)	(277)

Comprehensive income/(loss) attributable to Huize Holding Limited	(25,972)	9,853	1,375	(17,565)	1,819	255

Weighted average number of common shares used in computing net loss per share
Basic and diluted	991,124,813	1,008,857,623	1,008,857,623	991,969,450	1,008,857,623	1,008,857,623
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	(0.02)	0.01	0.00	(0.02)	0.00	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss) attributable to common shareholders	(23,349)	10,876	1,518	(16,441)	2,289	320
Share-based compensation expenses	10,355	(3,276)	(457)	7,797	(5,630)	(786)

Non-GAAP net profit/(loss) attributable to common shareholders	(12,994)	7,600	1,061	(8,644)	(3,341)	(466)